Trust for Credit Unions

Sub-Item 77D:  Policies with Respect to Security Investments

Effective March 22, 2013, the Money Market Portfolio, Ultra-Short Duration Government Portfolio and Short Duration Portfolio (the "Portfolios") are no longer permitted to invest in privately-issued (i.e., non-governmental) mortgage-related securities, including but not limited to privately-issued mortgage pass-through securities. The Portfolios no longer hold any such securities.